EXHIBIT 12


                 KERR-McGEE CORPORATION AND SUBSIDIARY COMPANIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)



(Millions of dollars)               1998      1997     1996       1995      1994
                                    ----      ----     ----       ----      ----

Income (loss) from
    continuing operations          $(227)     $194     $220       $(24)     $ 69

Add -
    Provision (benefit) for
        income taxes                (148)       83      103        (45)       30
    Interest expense                  58        46       52         61        58
    Rental expense representa-
        tive of interest factor        6         5        5          4         4
                                   -----      ----     ----       ----      ----

           Earnings                $(311)     $328     $380       $ (4)     $161
                                   =====      ====     ====       ====      ====

Fixed Charges -
    Interest expense               $  58      $ 46     $ 52       $ 61      $ 58
    Rental expense representa-
        tive of interest factor        6         5        5          4         4
    Interest capitalized              12         8        9         11        10
                                   -----      ----     ----       ----      ----

           Total fixed charges        76      $ 59     $ 66       $ 76      $ 72
                                   =====      ====     ====       ====      ====

Ratio of earnings to fixed
        charges                        -(2)    5.6      5.8          -(2)    2.2
                                   =====      ====     ====       ====      ====



(1)The computation of the ratio of earnings to fixed charges has been restated to conform with the current year's presentation.

(2)Earnings were inadequate to cover fixed charges by $387 million and $80 million in 1998 and 1995, respectively.